Exhibit 17.3

December 11, 2017

To the Members of the Board of Directors of

ActiveCare, Inc.

I have not been employed or engaged in any way (officer, employee, consultant, etc.) by ActiveCare, Inc. (the “Company”) since June 1, 2017. To the extent this has not already occurred, this letter shall serve as formal notice of my resignation, effective immediately, from my position as Chief Financial Officer, Secretary and in-house counsel of the Company and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Eric Robinson
Eric Robinson